Exhibit 99.3

AuRico Gold Provides Guidance Update and Announces Appointment of Vice President Operations for Mexico

Toronto: September 5, 2012: AuRico Gold Inc. (TSX:AUQ) (NYSE: AUQ), (“AuRico” or “the Company”) is providing an update on operational guidance.

The Company is also pleased to announce the appointment of Mr. Daniel Gignac as Vice President Operations, Mexico. Mr. Gignac brings over 30 years of global mining experience, where he has held increasingly senior operational roles, most recently with Newmont Mining Corporation. Mr. Gignac will report to Russell Tremayne, Chief Operating Officer, Mexico, and his appointment will further strengthen the current operational team at the Company’s Mexican assets. Mr. Gignac will focus on supporting the accelerated underground development initiatives at the Ocampo mine and further optimizing operational enhancements at both the El Chanate and Ocampo mines.

As part of the accelerated underground development reinvestment program recently launched at the Ocampo mine, the Company has revised the short term mine plan to place greater emphasis on underground mine development for the next six-to-nine months. The program is designed to provide the operations team with sufficient time to advance underground mine development to increase the number of working faces and developed underground inventory to optimal levels. The targeted increase in working faces and developed underground inventory will provide greater flexibility in mine sequencing and will position the mine for sustainable production at the higher underground production tonnages achieved throughout 2011. Correspondingly, a lesser emphasis will be placed on underground production mining during this period. As a result, the Company is adjusting its operational estimates for the Ocampo mine for 2012 and 2013.

The Company has also elected to make modest adjustments to 2012 operational estimates for the Young-Davidson mine and has lowered cash cost estimates for the El Chanate mine as provided below.

Ocampo Mine, Mexico

As previously reported on July 16, 2012, production in the second quarter of 2012 was negatively impacted by an unusually high turnover of skilled labour that significantly reduced underground ore development in the Northeast underground mine. As a result the Company is currently mobilizing two underground mining contractors to support an accelerated underground development program. As part of this initiative, management conducted an operational review focused on implementing a sustainable production growth plan that will result in consistent mine performance.

While early indications from the accelerated development initiatives demonstrate improvement, the Company has adopted a more conservative view with respect to operational estimates for 2012 and 2013. Accompanying this new production forecast, the cash cost profile is expected to increase in the short term reflecting reduced proportional levels of low-cost underground production and a corresponding increase in the level of higher-cost open pit production. As the mine increases the level of low-cost underground production in 2013 and beyond, the cost per ounce profile is expected to reduce significantly.

Capital expenditure estimates have been increased for 2012 and 2013, reflecting the accelerated development work being carried out. This development work is contained within existing life of mine development requirements and is being brought forward to increase developed underground inventory for production to ensure flexibility and reliability of future operations. In addition, reserves originally planned to be mined in 2012 and 2013 have been pushed out into subsequent production periods and the mineral reserve and resource estimate at Ocampo has not changed.

Ocampo remains a key, long life asset for AuRico, with significant potential to identify further reserve and resource additions. This new mine plan, which includes the accelerated underground development program, is expected to reposition Ocampo for the future, in targeting solid, reliable performance and sustainable growth.

2012 Calendar Year	Prior Guidance	Revised Guidance
Production (Aue Oz’s)[1]	155,000 to 170,000	115,000 to 125,000
Cash Costs Per Ounce ($/oz) [1,2]	$540 to $570	$705 to $805
Cash Costs Per Ounce ($/oz) [1,3]	$540 to $570	$775 to $875
Capital Expenditure [4]	Up to $50 million	Up to $70 million
1. Using a gold equivalency ratio of 55:1 2. Exclusive of Q2 NRV adjustment 3. Inclusive of Q2 NRV adjustment 4. Exclusive of discretionary exploration investments

2013 Calendar Year	Prior Guidance	Revised Guidance
Production (Aue Oz’s)[1]	180,000 to 200,000	125,000 to 155,000
Cash Costs Per Ounce ($/oz)[1]	$540 to $570	$650 to $750
Capital Expenditure [2]	Up to $70 million	Up to $75 million
1. Using a gold equivalency ratio of 55:1 2. Exclusive of discretionary exploration investments

Young-Davidson Mine, Canada

The Young-Davidson mine recently declared commercial production with the mine and process operations currently achieving targeted levels. The Company has updated gold production forecasts to between 55,000 and 65,000 ounces with a 10,000 ounce decrease being attributable to:

  a one-month delay in achieving the first gold pour (April 30th, 2012) attributable to changes in scope design; and, a ten day power outage due to forest fires in the Kirkland Lake area interrupting power supply to the process operation.

During the period leading up to the declaration of commercial production and the period immediately thereafter, unit operating productivities, unit cost profiles and grade profiles have been in line with expectations. However, with the limited operating history, management has elected to adopt a more conservative approach with respect to the estimated cash cost per ounce profile and has updated the cash cost estimate for 2012. The Company has reaffirmed operational estimates for 2013.

2012 Calendar Year	Prior Guidance	Revised Guidance
Production (Au Oz’s)	65,000 to 75,000	55,000 to 65,000
Cash Costs Per Ounce ($/oz)	$450 to $550	$550 to $650
Capital Expenditure [1]	Up to $227 million	Up to $240 million
1. Exclusive of exploration, capitalized interest & borrowing costs, and capitalized changes in working capital

Young-Davidson will be a key long life, strategic asset for AuRico, with almost 6 million ounces currently delineated in reserves and resources and significant potential to identify additional reserves and resources. The production ramp-up at the Young-Davidson mine is progressing very well and, starting in 2013, the Company is targeting a significant increase in output over a four-year period. Young-Davidson will be the major driver of AuRico’s growth profile going forward, as increasingly larger volumes of higher grade material are mined from the underground operation.

El Chanate Mine, Mexico

The El Chanate mine continues to perform at targeted levels and the Company expects to achieve current production estimates at the mine in 2012 and 2013. During the first six months of 2012, cash costs have favourably outperformed guidance levels and this trend appears to be continuing into the second half of the year. As a result, the Company is reducing cash cost estimates for 2012.

2012 Calendar Year	Prior Guidance	Revised Guidance
Production (Au Oz’s)	78,000 to 88,000	78,000 to 88,000
Cash Costs Per Ounce ($/oz)	$450 to $480	$430 to $460
Capital Expenditure[1]	Up to $49 million	Up to $49 million
1. Exclusive of exploration.

Financial Foundation

In addition to future cash flow from operations, AuRico’s financial foundation has recently been bolstered through:

  completing the divestment of the Stawell and Fosterville mines, on May 4, 2012, for a cash payment of CAD$55 million, CAD$10 million in equity shares of Crocodile Gold, as well as a potential participation in future free cash flows from the mines;
  completing the sale of the El Cubo mine and the Guadalupe y Calvo exploration project, on July 13, 2012, for a cash payment of USD $100 million, USD$100 million in equity shares of Endeavour Silver, and up to US$50 million in future contingent payments; and, expanding the Company’s revolving credit facility on April 25, 2012, to USD$250 million;

AuRico has adequate financial resources for the foreseeable future following the recent declaration of commercial production at Young-Davidson, and the anticipated year-over-year increases in its gold production profile. The majority of the capital expenditure commitments associated with construction are now complete and accordingly, Young-Davidson is expected to be a key source of future profitability and operational cash flow generation.

CEO Comment

“While we have met with operational challenges at the Ocampo mine in 2012, we have launched initiatives to address those challenges and return Ocampo to more stable and reliable production levels. We particularly look forward to AuRico’s organic growth profile as we expect all our mines to increase gold output, primarily driven by the increasing production at the Young-Davidson mine.” stated Scott Perry, President and CEO. He continued, “We have repositioned the Company to deliver improvements in operating performance and provide long-term sustainable growth that is supported by a strong financial foundation. For the remainder of 2012 and into 2013 and beyond, AuRico fully anticipates meeting its targets and creating long term value for our shareholders”.

Two Year Guidance (2012 to 2013)

Other than the revisions noted above, the Company believes that estimates at all assets have been revised appropriately and no further updates are anticipated. Consistent with previous years, the Company intends to release updated three-year operational and capital expenditure estimates for the years 2013 to 2015, along with updated reserves and resources, at the end of March 2013.

AuRico’s two-year operation and capital expenditure estimates for the years 2012 to 2013, inclusive of the guidance revisions are illustrated in the following table.

	2012	2013
Production	Gold eq. Oz.	Gold eq. Oz.
Ocampo	115,000 to 125,000	125,000 to 155,000
El Chanate	78,000 to 88,000	75,000 to 85,000
Young-Davidson	55,000 to 65,000	135,000 to 155,000
Total	248,000-278,000	335,000 to 395,000
	2012	2013
Cash Costs	Per Gold eq. oz.	Per Gold eq. oz.
Ocampo	$775 to $875	$650 to $750
El Chanate	$430 to $460	$455 to $485
Young-Davidson	$550 to $650	$500 to $550
Total	$610 to $695	$550 to $610
	2012	2013
Capex (excluding exploration)	US$ (millions)	US$ (millions)
Ocampo	Up to $70	Up to $75
El Chanate	Up to $49	Up to $40
Young-Davidson	Up to $240	Up to $130
Total	Up to $359	Up to $245
1.

Production and cash costs for the Ocampo mine and on a consolidated basis are calculated on a per gold equivalent ounce basis. Gold equivalent production and cash costs are based on a gold equivalency ratio of 55:1 unless otherwise indicated.

2.	Cash costs for the Young- Davidson and El Chanate mines are calculated on a per gold ounce basis, using by-product revenues as a cost credit. Production includes gold ounces only.
3.	Forecasted cash costs at the Young-Davidson mine do not include pre-production ounces reported prior to the declaration of commercial production.
4.	The following currency assumptions were used to forecast 2012 estimates:
12:1 Mexican pesos to the US dollar
1:1 Canadian dollars to the US dollar
5.	See the Non-GAAP Measures section on page26 of the Management’s Discussion and Analysis for the year ended December 31, 2011

About AuRico Gold

AuRico Gold is a leading Canadian gold producer with a diversified portfolio of three high quality mines and projects in North America that have significant production growth and exploration potential. AuRico’s core operations include the Ocampo mine in Chihuahua State, the El Chanate mine in Sonora State and the Young-Davidson gold mine in northern Ontario, which declared commercial production on September 1st, 2012. AuRico’s strong project pipeline also includes several advanced development opportunities in Mexico and British Columbia. AuRico’s head office is located in Toronto, Ontario, Canada.

For further information please visit the AuRico Gold website at http://www.auricogold.com or contact:

Scott Perry	Anne Day
President and Chief Executive Officer	Vice President, Investor Relations and Communications
AuRico Gold Inc.	AuRico Gold Inc.
1-647- 260- 8880	1-647-260- 8880

Cautionary Statement

Certain information included in this news release constitutes forward-looking statements, including any information as to our projects, plans and future financial and operating performance. All statements, other than statements of historical fact, are forward-looking statements. The words “expect”, “believe”, “anticipate”, “will”, “intend”, “estimate”, “forecast”, “budget”, “schedule” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements.

Such factors include, but are not limited to: changes to current estimates of mineral reserves and resources; fluctuations in the price of gold and silver; changes in foreign exchange rates (particularly the Canadian dollar, Mexican peso and U.S. dollar); the impact of inflation; changes in our credit rating; employee relations; litigation; disruptions affecting operations; availability of and increased costs associated with mining inputs and labor; development delays at the Young-Davidson mine; technical challenges associated with the construction of capital projects; operating or technical difficulties in connection with mining or development activities; inherent risks associated with mining and mineral processing; the risk that the Young-Davidson, El Chanate and Ocampo mines and may not perform as planned; the ability to realize the perceived benefits from the acquisition of Capital Gold and Northgate and from the divestiture of the Stawell, Fosterville and El Cubo mines; uncertainty with the Company’s ability to secure capital to execute its business plans; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses and permits; contests over title to properties; changes in national and local government legislation in Canada, Mexico and other jurisdictions in which the company does or may carry on business in the future; risk of loss due to sabotage and civil disturbances; the impact of global liquidity and credit availability and the values of assets and liabilities based on projected future cash flows; risks arising from holding derivative instruments; business opportunities that may be pursued by, the company; and the ability of the company to successfully integrate acquisitions. Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this second quarter report are qualified by these cautionary statements. Specific reference is made to the most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a discussion of some of the factors underlying forward-looking statements.

The company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

###